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                                                                    Exhibit 99.1



Mr. Jeff J.F. Feng                      Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: dmatsui@sha-ir.com
Fax:  (011) 86-752-2803-101

                         QIAO XING UNIVERSAL TELEPHONE
                         TO BROADEN PRODUCT LINE WITH
                        NEW, SPECIAL-FUNCTION TELEPHONE

HUIZHOU, CHINA (August 8, 2000) - Qiao Xing Universal Telephone, Inc. ("Company") (NASDAQ NMS: XING) today announced it is further expanding its popular line of corded and cordless telephones with a new special-functions corded model, developed by the Company wholly in-house, with production beginning this month and initial sales in the Chinese market expected in September, 2000.

Special functions offered in the new phones will include an auto-pay system, usage security, interference and noise reduction, and volume boost for the hearing-impaired or for use in noisy locations like construction sites, recreation areas, and other high-traffic locations.

Commenting on the Company's new model, Chairman Rui Lin Wu stated: "This special-function phone will offer features useful not only for special circumstances but especially for the public telephone market. Also, by pricing this model in the $22 to $25 range, we will be offering advanced features at a price point equal to phones now offering fewer features. We expect sales of this new line to contribute to sales growth, higher gross margins, and enable us to maintain our #1 ranking as the largest telephone seller in China."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.
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